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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022867

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17940

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2001 (MM/DD/YY) AND ENDING 01/31/2002 (MM/DD/YY)

RECEIVED
APR 08 2002
4-8-2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Halbert, Hargrove & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Ocean Boulevard, 23rd Floor
(No. and Street)

Long Beach, CA 90802
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell T. Hill (562) 435-5657
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

111 W. Ocean Boulevard, 22nd Floor Long Beach, CA 90802
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DV 4-15

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Russell T. Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Halbert, Hargrove & Co., as of January 31, [redacted] 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles

Subscribed and sworn to before me this
27th day of March 2002 by Russell T. Hill.

Notary Public

Signature

Chief Financial Officer

Title

PAULA S. WENZEL
Commission # 1215303
Notary Public - California
Shasta County
My Comm. Expires Apr 9, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALBERT, HARGROVE & CO.

FINANCIAL STATEMENTS
JANUARY 31, 2002 AND 2001

CONTENTS

WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Halbert, Hargrove & Co.

We have audited the accompanying statements of financial condition of Halbert, Hargrove & Co. as of January 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halbert, Hargrove & Co. as of January 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
February 21, 2002

HALBERT, HARGROVE & CO.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	January 31, 2002	January 31, 2001
ASSETS		
Cash	$164,461	$169,393
Miscellaneous receivables	51,673	36,676
Prepaid expenses	9,862	2,304
Office equipment and fixtures, net	2,330	3,434
Investment	3,300	3,300
Deferred income taxes	6,328	6,365
Subordinated notes receivable	26,860	26,860
TOTAL ASSETS	$264,814	$248,332

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
LIABILITIES		
Accounts payable	$ 2,775	$ 2,535
Accrued expenses	30,300	57,286
Due to affiliates	1,700	3,370
Deferred rent		2,866
Income taxes payable	9,451	
	44,226	66,057
COMMITMENTS (Note 2)		
Subordinated borrowings	25,042	25,042
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 30,000 shares authorized	18,675	18,675
Additional paid-in capital	75,923	75,923
Retained earnings	100,948	62,635
	195,546	157,233
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$264,814	$248,332

The accompanying notes are an integral part of these statements.

HALBERT, HARGROVE & CO.

STATEMENTS OF INCOME

	For the Year Ended January 31,	
	2002	2001
REVENUE		
Commissions - sale of investment company shares	$256,512	$261,657
Commissions - sale of variable annuities	128,703	121,755
Commissions - listed	243,079	227,057
Other revenue	5,904	4,618
	634,198	615,087
EXPENSES		
Sales and administrative employees' expenses	463,505	430,598
Registered representatives' commissions	911	1,601
Communications	10,116	17,948
Occupancy and equipment costs	24,785	48,013
Interest expense	2,093	2,290
Regulatory fees and expenses	2,744	4,370
Other expenses	80,314	101,860
	584,468	606,680
INCOME BEFORE INCOME TAXES	49,730	8,407
PROVISION FOR INCOME TAXES	11,417	2,518
NET INCOME	$ 38,313	$ 5,889

The accompanying notes are an integral part of these statements.

HALBERT, HARGROVE & CO.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Shares Issued	Common Stock	Additional Paid-In Capital	Retained Earnings
BALANCE AT FEBRUARY 1, 2000	18,675	$ 18,675	$ 75,923	$ 56,746
NET INCOME				5,889
BALANCE AT JANUARY 31, 2001	18,675	18,675	75,923	62,635
NET INCOME				38,313
BALANCE AT JANUARY 31, 2002	18,675	$ 18,675	$ 75,923	$100,948

The accompanying notes are an integral part of these statements.

HALBERT, HARGROVE & CO.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

	For the Year Ended January 31,	
	2002	2001
SUBORDINATED BORROWINGS AT BEGINNING OF YEAR - FEBRUARY 1	$ 25,042	$ 25,042
SUBORDINATED BORROWINGS AT END OF YEAR - JANUARY 31	$ 25,042	$ 25,042

The accompanying notes are an integral part of these statements.

HALBERT, HARGROVE & CO.

STATEMENTS OF CASH FLOWS

	For the Year Ended January 31,	
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 38,313	$ 5,889
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	1,104	1,100
Deferred income taxes	37	964
(Increase) decrease in:		
Miscellaneous receivables	(14,997)	(19,702)
Prepaid expenses	(7,558)	2,488
Increase (decrease) in:		
Accounts payable	240	2,338
Accrued expenses	(26,986)	27,968
Due to affiliates	(1,670)	(6,203)
Deferred rent	(2,866)	(6,877)
Income taxes payable	9,451	
Net Cash Provided By (Used In) Operating Activities	(4,932)	7,965
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investment		(3,300)
Net Cash Used In Investing Activities		(3,300)
NET CHANGE IN CASH	(4,932)	4,665
CASH AT BEGINNING OF YEAR	169,393	164,728
CASH AT END OF YEAR	$164,461	$169,393
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid for:		
Income taxes	$2,920	$800
Interest expense	$5,190	$2,290

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2002 AND 2001

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Halbert, Hargrove & Co. (the "Company") is incorporated under the laws of the State of California. Its principal business, as a registered broker-dealer, is to trade in securities under the Securities and Exchange Act of 1934 on a fully disclosed basis for its customers, who are primarily middle- to high-income individuals. The Company is a member of the National Association of Securities Dealers, Inc.

Summary of Significant Accounting Policies

Depreciation

Depreciation on equipment is provided by using a combination of the straight-line and declining-balance methods in amounts sufficient to relate the cost of equipment to operations over their estimated useful lives of five to seven years.

Commission Revenue and Expense Recognition

The Company records commission revenues and expenses on a settlement date basis, generally after security transactions have been executed and the Company has received confirmation from its clearing broker.

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred income taxes are provided for temporary differences relating to certain items of revenue and expense, which are recognized in different periods for tax and accounting purposes. Deferred income taxes relate to the current year's California franchise tax, and differences in timing of deductibility of deferred compensation, vacation expense and depreciation.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Summary of Significant Accounting Policies (Continued)

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Reclassifications

Certain accounts in prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year's financial statements.

NOTE 2 – Leases

Operating Leases

The Company conducts its operations in leased office space under a noncancelable operating lease, which expires in December 2009, with two renewal options for a total of ten additional years. The Company has sublease agreements with two affiliated companies and another third party, which cover approximately 92% of the lease obligation.

The lease requires the Company to pay insurance and an annually assessed common area maintenance charge, in the amount of the assessment in excess of a fully occupied equivalent base period amount. Total rent expense for the years ended January 31, 2002 and 2001 was approximately $25,000 and $48,000, respectively, which is net of sublease reimbursements of approximately $331,000 and $298,000 for the years ended January 31, 2002 and 2001, respectively.

NOTE 2 – Leases (Continued)

Operating Leases (Continued)

Future minimum lease payments on noncancelable operating leases of one year or more are as follows:

Year Ending January 31,	Office Space
2003	$ 341,240
2004	346,224
2005	347,470
2006	353,700
2007	353,700
Thereafter	1,039,530
	$ 2,781,864

Future minimum sublease payments to be received on noncancelable sublease agreements are as follows:

Year Ending January 31,	Office Space
2003	$ 314,360
2004	319,344
2005	320,590
2006	326,820
2007	326,820
Thereafter	958,890
	$ 2,566,824

NOTE 3 – Related Party Transactions

Subordinated Notes Receivable

The Company loaned funds to Halbert Hargrove/Russell, an affiliated company sharing common ownership, in the form of subordinated notes receivable. The notes bear interest at 8% and are due on demand. The amount outstanding at January 31, 2002 and 2001 was $26,860.

Other

Included in miscellaneous receivables are amounts due, on open advances, from the Company's majority stockholder totaling approximately $11,000 at January 31, 2002 and 2001.

Subordinated Borrowings

The Company is obligated on a 9% note payable in the amount of $25,042 to a relative of the majority stockholder. The note was made September 3, 1991 and is due December 31, 2002. The note is subordinated to claims of general creditors. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Reimbursed Expenses

Halbert Hargrove/Russell, LLC, an affiliated company sharing common controlling interest, reimburses the Company for rent and other expenses provided to the affiliate pursuant to a reimbursement agreement. For the years ended January 31, 2002 and 2001, these costs totaled approximately $209,000 and $213,000, respectively. Additionally, the Company reimburses the affiliate for insurance and other expenses. These costs totaled approximately $23,000 and $22,000 for the years ended January 31, 2002 and 2001, respectively. The Company has entered into several noncancelable office equipment operating leases that have been assigned to and are paid directly by Halbert Hargrove/Russell, LLC.

NOTE 4 – Provision for Income Taxes

The provision for income taxes consists of the following:

	For the Year Ended January 31,	
	2002	2001
Currently payable		
Federal	$ 7,042	$ 754
State	4,338	800
Deferred income taxes	37	964
	$ 11,417	$ 2,518

NOTE 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness, and the percentage of debt to debt-equity shall not exceed 70%. At January 31, 2002, the Company had net capital of $120,235, which was $115,235 in excess of its required net capital, and the Company's net capital ratio was .37 to 1.

HALBERT, HARGROVE & CO.

SUPPLEMENTARY INFORMATION

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING

JANUARY 31, 2002

CREDITS	
Stockholders' equity per company's unaudited X-17A-5 Part IIA filing	$ 195,546
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	25,042
Net audit adjustments	None
Stockholders' equity	220,588
DEBITS	
Nonallowable assets:	
Receivables from noncustomers	78,533
Office equipment	2,330
Deferred income taxes and other assets	19,490
	100,353
NET CAPITAL	120,235
MINIMUM NET CAPITAL REQUIREMENTS – THE GREATER OF $5,000 OR 1/15 OF AGGREGATE INDEBTEDNESS OF $44,226	5,000
Excess net capital	$ 115,235
Excess net capital at 1000%	$ 115,812
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.37 to 1
PERCENT OF DEBT TO DEBT-EQUITY TOTAL	11%
NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 120,235
Net audit adjustments	None
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5	$ 120,235
AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 44,226
Net audit adjustments	None
AGGREGATE INDEBTEDNESS	$ 44,226

HALBERT, HARGROVE & CO.

SUPPLEMENTARY INFORMATION

SCHEDULE II
JANUARY 31, 2002

1. Computation for Determination of Reserve Requirements Pursuant to rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of rule 15c3-3 as of January 31, 2002.

2. Information Relating to Possession or Control Requirements under rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of rule 15c3-3 as of January 31, 2002.

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Halbert, Hargrove and Co.

In planning and performing our audit of the financial statements and supplemental schedules of Halbert, Hargrove and Co. (the Company), for the year ended January 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
February 21, 2002